Exhibit 99.1

PRESS RELEASE

LeddarTech Reports F2Q24 Results

QUEBEC CITY, Canada, May 15, 2024 — LeddarTech Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, for ADAS, AD and parking applications, is pleased today to announce financial results for its fiscal second quarter 2024, which ended on March 31, 2024.

“I am pleased to report our meaningful progress with several automotive OEM and Tier 1 customers, reaching several significant milestones, including responding to requests for information and quotes (RFI/RFQs), proof of concepts (POCs) and joint customer demonstrations. The strides we are making to establish LeddarTech’s LeddarVision software as the benchmark for automotive fusion and perception, in partnership with industry giants like Arm (Nasdaq: ARM), Black Sesame and Texas Instruments (Nasdaq: TXN), underscore our relentless commitment to innovation. Together, we eagerly anticipate achieving new milestones and driving the widespread adoption of our groundbreaking technology,” said Frantz Saintellemy, President and CEO of LeddarTech.

Recent Business and Technology Highlights

Customer Traction:

●	Responded to RFI/RFQs equivalent to approximately $650M in software sales value.

●	Delivered successful POC (proof-of-concept) results to a large mainstream OEM (original equipment manufacturer).

●	Launched a new POC project with a mainstream Tier-1 supplier.

●	Joint customer demonstrations and presentations with Texas Instruments (TI) for LVF (LeddarVision Front); joint demonstration board availability with TI.

Product Development:

●	New software releases for LVF (LeddarVision Front) and LVS (LeddarVision Surround) feature improvements such as vehicle detections at long distance, increased detection stability and a reduction of collision-relevant false alarms.

●	Other features include traffic speed sign recall, improved false alarms, ego-lane stability and false lane merge detection in highway scenarios.

Product and Industry Collaboration Announcements:

●	January 9, 2024: LeddarTech supports accelerated L2/L2+ ADAS development by releasing the LeddarVision Surround-View premium highway assist software stack on an embedded platform.

●	March 13, 2024: LeddarTech collaborates with Arm on future-ready software-defined vehicles.

PRESS RELEASE

Fiscal Second Quarter 2024 Financial Highlights1

Revenue: Revenue for the fiscal second quarter of 2024 ending March 31, 2024 was $1.9 million, compared to $0.5 million in the fiscal quarter ending March 31, 2023. The increase in revenue was attributable to higher legacy LiDAR revenue resulting from the fulfillment of last-time buy orders.

Gross profit: Gross profit for the fiscal second quarter of 2024 ending March 31, 2024 was $0.2 million, compared to a loss of $0.8 million in the fiscal quarter ending March 31, 2023. The increase in gross profit was attributable to the higher revenue and comparison against a one-time write-off related to the legacy LiDAR business recognized in the fiscal second quarter of 2023.

Operating expenses: Operating expenses for the quarter ending March 31, 2024 were $12.9 million, compared to $11.7 million in the fiscal quarter ending March 31, 2023. The increase is primarily attributable to higher stock-based compensation expenses.

Adjusted EBITDA2: Adjusted EBITDA loss for the fiscal second quarter of 2024 ending March 31, 2024 was $8.8 million, compared to an adjusted EBITDA loss of $10.0 million in the fiscal quarter ending March 31, 2023. The improvement is primarily attributable to higher revenue and gross profit.

Net loss: Net loss for the fiscal second quarter of 2024 ending March 31, 2024 was $17.4 million, compared to a net loss of $13.6 million in the fiscal quarter ending March 31, 2023.

	Q2-2024	Q2-2023
Revenues	1,857,071	475,044
Gross profit	163,211	(824,719)
Loss from operations	(12,751,351)	(12,506,076)
Finance costs, net	4,741,237	1,170,870
Loss before income taxes	(17,402,523)	(13,557,666)
Net loss and comprehensive loss	(17,419,534)	(13,557,666)
Net loss and comprehensive loss attributable to Shareholders of the Company	(17,419,534)	(12,578,888)
Loss per share
Net loss per common share (basic and diluted) (in dollars)	(0.61)	(75.05)
Weighted average common shares outstanding	28,770,930	167,610
EBITDA (loss)	(14,082,841)	(12,061,016)
Adjusted EBITDA (loss)	(8,801,060)	(9,958,678)

Balance Sheet and Liquidity 1

As of March 31, 2024, LeddarTech’s consolidated cash balance totaled $14.3 million, compared to $29.2 million on December 31, 2023.

[1]	All amounts in Canadian dollars except where otherwise noted.
[2]	These non-IFRS financial measures are presented by the Company as they are used to assess operating performance. These non-IFRS measures do not have standardized meanings under IFRS and are not likely to be comparable to similarly designated measures reported by other corporations. The reader is cautioned that these measures are being reported in order to complement, and not replace, the analysis of financial results in accordance with IFRS.

PRESS RELEASE

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 160 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Non-IFRS Financial Measures

A non-IFRS financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in Company’s consolidated primary financial statements.

In Q2-2024, the Company starts to use two new non-IFRS financial measures because we believe these non-IFRS financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-IFRS financial measures that we use to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

EBITDA (loss) is calculated as net earnings (loss) before interest expenses (income), deferred income taxes, depreciation of property and equipment, depreciation of right-of-use assets and amortization of intangible assets.

EBITDA (loss) should not be considered as an alternative to net loss in measuring performance, nor should it be used as a measure of cash flow.

Adjusted EBITDA (loss) is calculated as EBITDA (loss), adjusted for foreign exchange gain (loss), loss (gain) on revaluation of financial instruments carried at fair value, gain or loss on lease modification, share-based compensation, listing expense, transaction costs, restructuring costs and impairment loss on intangible assets.

PRESS RELEASE

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the possibility that anticipated benefits of LeddarTech’s recent business combination will not be realized; (ii) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may result in significant costs of defense, indemnification and liability; (iii) changes in general economic and/or industry-specific conditions; (iv) possible disruptions from the business combination that could harm LeddarTech’s business; (v) the ability of LeddarTech to retain, attract and hire key personnel; (vi) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties, including as a result of the business combination; (vii) potential business uncertainty, including changes to existing business relationships following the business combination that could affect LeddarTech’s financial performance; (viii) legislative, regulatory and economic developments; (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak or escalation of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (x) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; (xi) LeddarTech’s ability to execute its business model, achieve design wins and generate meaningful revenue; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

	Q2-2024	Q2-2023
Net loss	(17,419,534)	(13,557,666)
Deferred income taxes	—	—
Depreciation of property and equipment	124,201	375,573
Depreciation of right-of-use assets	128,631	137,812
Amortization of intangible assets	180,248	15,905
Interest expenses (income)	2,903,613	967,360
EBITDA (loss)	(14,082,841)	(12,061,016)

Foreign exchange loss (gain)	(13,187)	184,669
Loss (gain) on revaluation of financial instruments carried at fair value	1,884,686	—
Gain on lease modification	(39,305)	—
Stock-based compensation	2,803,357	540,920
Listing expense	—	—
Transaction costs	646,230	788,776
Restructuring costs	—	587,973
Impairment loss related to intangible assets	—	—
Adjusted EBITDA (loss)	(8,801,060)	(9,958,678)

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Holdings Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”

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